

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via U.S. Mail
Mr. Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road, Suite 3000
Southfield, Michigan

February 27, 2007

RE: **Credit Acceptance Corporation**
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006

Dear Mr. Booth:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director